HOTGATE TECHNOLOGY, INC.

RM 1602, AITKEN VANSON CENTRE
61 HOI YUEN ROAD
KWON TONG, KOWLOON K3 0000000
(852) 22700660

October 1, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jason Niethamer and Stephen Krikorian

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Hotgate Technology, Inc.

Form 8-K filed September 9, 2008

File No. 333-129388

Dear. Messrs. Krikorian and Niethamer:

This letter is in response to your correspondence dated September 12, 2008 requesting certain revisions to the Form 8-K filed by Hotgate Technology, Inc. (the “Company”) on September 9, 2008.  We have made all of your requested changes to the 8-K/A filed by the Company on October 1, 2008 as indicated below.

1.

The 8-K/A includes an amendment regarding Dale Matheson Carr-Hilton LaBonte LLP past reports for the Company.  The second paragraph of Item 4.01 in the 8-K/A now specifically addresses your comments and reads, “Except as described below, the audit reports of DMCHL for the last two years on those consolidated financial statements of Hotgate Technology, Inc. and its predecessor RNS Software, Inc. did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles.  DMHCL’s audit report relating to the audit of Hotgate’s financial statements for the years ended December 31, 2006 and 2007 indicated the auditors’ substantial doubt about the Company’s ability to continue as a going concern because, at those times, the Company required additional funds to meet its obligations and the costs of its operations.”

2.

The 8-K/A also includes several amendments regarding your second comment and eliminates all references to Regulation S-B.  As required under the new rules and regulations, the 8-K/A now refers exclusively to Regulation S-K.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

/s/ Michael Yang

Michael Yang, CEO